Mail Stop 4561

August 2, 2007

Dennis N. Genty
Chief Financial Officer
Birner Dental Management Services, Inc.
3801 East Florida Avenue, Suite 508
Denver, Colorado 80210

   Re: **Birner Dental Management Services, Inc.**
      Form 10-K for Fiscal Year Ended
      December 31, 2006
      Filed April 2, 2007
      File No. 000-23367

Dear Mr. Genty:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Kevin Woody
              Branch Chief